

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

VIA FACSIMILE
Stephane-Paul Frydman
Chief Financial Officer
CGG
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris, France

> **Re: CGG**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 13, 2015**
> **File No. 001-14622**

Dear Mr. Frydman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Financial Statements, page 144

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements, page F-1

1.   We note your accountants' report addresses your financial statements as at December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014. Please amend your filing to also include an accountants' report for your financial statements as at December 31, 2012, and for the year then ended. See Item 17(a) of Form 20-F for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delany, Senior Staff Accountant, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant